LMI AEROSPACE, INC.

411 Fountain Lakes Boulevard

St. Charles, Missouri 63301

April 21, 2015

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Mr. Justin Dobbie
Legal Branch Chief

Re:	LMI Aerospace, Inc.
Registration Statement on Form S-4
File No. 333-202831

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 17, 2015, as amended on April 3, 2015, be accelerated so that it will be made effective at 3:30p.m. Eastern Daylight Time on April 23, 2015, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended.

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LMI AEROSPACE, INC.

By: /s/ Clifford C. Stebe, Jr.

Name: Clifford C. Stebe, Jr.

Title: Chief Financial Officer